Exhibit 99.1

ADC Therapeutics to Participate in Cowen 41st Annual

Health Care Conference

LAUSANNE, Switzerland, February 25, 2021 – ADC Therapeutics SA (NYSE:ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, announced today that Chris Martin, Chief Executive Officer, will participate in a fireside chat at the Cowen 41st Annual Health Care Conference on Thursday, March 4, 2021, at 12:50 p.m. ET.

A live webcast of the fireside chat will be available via the Events & Presentations page in the Investors section of ADC Therapeutics’ website, ir.adctherapeutics.com. A replay of the webcast will be available for approximately 30 days.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to confirmatory Phase 3 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. On November 20, 2020, the U.S. Food and Drug Administration accepted the Biologics License Application, granting priority review and setting a Prescription Drug User Fee Act (PDUFA) target action date of May 21, 2021. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) for which preliminary data have demonstrated an 83% ORR, consistent with the Phase 1 clinical trial. The Company is also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

CONTACTS

Investors

Amanda Hamilton

ADC Therapeutics

amanda.hamilton@adctherapeutics.com

+1 917-288-7023

EU Media

Alexandre Müller

Dynamics Group

amu@dynamicsgroup.ch

+41 (0) 43 268 3231

USA Media

Annie Starr

6 Degrees

astarr@6degreespr.com

+1 973-768-2170